Exhibit 99.1

NRP (GP) L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of NRP (GP) L.P.

     We have audited the accompanying consolidated balance sheets of NRP (GP) L.P. as of December 31, 2004 and 2003. These consolidated balance sheets are the responsibility of NRP (GP) L.P.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of NRP (GP) L.P. at December 31, 2004 and 2003 in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Houston, Texas
February 21, 2005

NRP (GP) L.P.

CONSOLIDATED BALANCE SHEETS
(In thousands)

ASSETS

	December 31,	December 31,
	2004	2003
Current assets:
Cash and cash equivalents	$43,400	$24,594
Accounts receivable	15,059	9,554
Accounts receivable — affiliate	25	1,437
Other	786	1,086

Total current assets	59,270	36,671
Land	13,721	13,532
Coal and other mineral rights, net	523,844	475,393
Loan financing costs, net	1,837	2,884
Other assets	2,552	3,471

Total assets	$601,224	$531,951

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$576	$423
Accounts payable — affiliate	105	305
Current portion of long-term debt	9,350	9,350
Accrued incentive plan expenses — current portion	1,583	1,186
Property and franchise taxes payable	3,460	2,799
Accrued interest	266	681

Total current liabilities	15,340	14,744
Deferred revenue	15,847	15,054
Accrued incentive plan expenses	3,271	1,070
Long-term debt	156,300	192,650
Minority interest	401,243	302,589
Partners’ capital:
Limited partners’ interest	10,074	6,748
General partners’ interest	2	1
Accumulated other comprehensive loss	(853)	(905)

Total partners’ capital	9,223	5,844

Total liabilities and partners’ capital	$601,224	$531,951

The accompanying notes are an integral part of these financial statements.

NRP (GP) L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Organization

     NRP (GP) LP (the “Partnership”) is a Delaware limited partnership formed on April 9, 2002 by GP Natural Resource Partners LLC, as the general partner, and by Western Pocahontas Properties Limited Partnership (“WPP”), Great Northern Properties Limited Partnership (“GNP”), New Gauley Coal Corporation (“NGCC”), and Ark Land Company, an affiliate of Arch Coal, Inc. (“Arch”), as limited partners, to be the general partner of Natural Resource Partners L.P. (“NRP”).

     On April 15, 2002, GP Natural Resource Partners LLC contributed $1 and the limited partners contributed a total of $999 to the Partnership in exchange for 0.001% general partner interest and an aggregate 99.999% limited partner interest, respectively.

     NRP, a Delaware limited partnership, was formed in April 2002 to own and manage certain coal royalty producing properties contributed to NRP by WPP, GNP, NGCC and Arch (collectively “predecessors” or “predecessor companies”). The predecessor companies contributed assets to NRP on October 17, 2002. There were no operations in NRP prior to the contribution of the assets from the predecessor companies.

     The chief executive officer of GP Natural Resource Partners LLC controls the general partners of WPP and GNP and is the controlling shareholder of NGCC. He also controls the general partner of the Partnership. In accordance with EITF 87-21, “Change of Accounting Basis in Master Limited Partnership Transactions”, the assets of WPP, GNP and NGCC were contributed to the Partnership at historical costs. The assets contributed by Arch, which consisted solely of land, coal reserves and minerals and other rights were recorded at their fair values.

     As the general partner of NRP, the Partnership engages principally in the business of owning and managing coal properties in the three major coal-producing regions of the United States: Appalachia, the Illinois Basin and the Western United States. As of December 31, 2004, NRP controlled approximately 1.8 billion tons of proven and probable coal reserves in nine states. NRP does not operate any mines. NRP leases coal reserves, through its wholly owned subsidiary, NRP (Operating) LLC, to experienced mine operators under long-term leases that grant the operators the right to mine NRP’s coal reserves in exchange for royalty payments. NRP’s lessees are generally required to make payments to NRP based on the higher of a percentage of the gross sales price or a fixed price per ton of coal sold, in addition to a minimum payment.

2. Summary of Significant Accounting Policies

Principles of Consolidation

     The financial statements include the accounts of Natural Resource Partners L.P. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.

Reclassification

     Certain reclassifications have been made to the prior year’s financial statements to conform to current year classifications.

Use of Estimates

     Preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

     The Partnership considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

Land, Coal and Mineral Rights

     Land, coal and mineral rights are carried at historical cost for properties contributed by WPP, GNP and NGCC. The coal mineral rights contributed by Arch as well as the Partnership’s acquisitions have been accounted for using purchase accounting based on their estimated fair value. Coal mineral rights owned and leased are depleted on a unit-of-production basis by lease, based upon coal mined in relation to the net cost of the mineral properties and estimated proven and probable tonnage therein, or upon the amortization period of the contractual rights.

Asset Impairment

     If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

Concentration of Credit Risk

     Substantially all of the Partnership’s accounts receivable result from amounts due from third-party companies in the coal industry. This concentration of customers may impact the Partnership’s overall credit risk, either positively or negatively, in that these entities may be affected by changes in economic or other conditions. Receivables are generally not collateralized. Historical credit losses incurred by the Partnership on receivables have not been significant.

Fair Value of Financial Instruments

     The Partnership’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amount of the Partnership’s financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature. The fair market value of the Partnership’s long-term debt was estimated to be $159.1 million and $175.0 million at December 31, 2004 and 2003, respectively, for the unsecured senior notes. The fair values of the senior notes represents management’s best estimate based on other financial instruments with similar characteristics.

     Since the Partnership’s credit facility has variable rate debt, its fair value approximates its carrying amount. The Partnership had no outstanding debt under the credit facility at December 31, 2004.

Deferred Financing Costs

     Deferred financing costs consist of legal and other costs related to the issuance of the Partnership’s revolving credit facility and senior unsecured notes. These costs are amortized over the term of the debt.

Income Taxes

     The Partnership is not a taxpaying entity, as the individual partners are responsible for reporting their pro rata share of the Partnership’s taxable income or loss. In the event of an examination of the Partnership’s tax return, the tax liability of the partners could be changed if an adjustment in the Partnership’s income is ultimately sustained by the taxing authorities.

New Accounting Standards

     Historical practice in the extractive industry has been to classify leased mineral interests on a basis consistent with owned minerals due to similar rights of the lessor. SFAS No. 141, Business Combinations, provides mineral rights as an example of a contract-based intangible asset that should be considered for separate classification as the result of a business combination. Due to the potential for inconsistencies in applying the provisions of SFAS No. 141 (and SFAS No. 142, Goodwill and Other Intangible Assets) in the extractive industries as they relate to mineral interests controlled by other than fee ownership, the Emerging Issues Task Force (the “EITF”) established a Mining Industry Working Group that addressed this issue. At a March 17-18, 2004 meeting of the EITF, the Task Force reached consensus that an inconsistency existed as to the characterization of mineral rights as tangible assets as determined by the EITF and SFAS No. 141 and 142. As a result of the EITF’s consensus, the FASB issued FASB Staff Position (“FSP”) Nos. FAS 141-1 and FAS 142-1, “Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-02, Whether Mineral Rights Are Tangible or Intangible Assets,” which amend SFAS No. 141 and 142 and result in the classification of mineral rights as tangible assets. Prior to this consensus, the Partnership provided separate line items for owned and leased coal interests within the consolidated balance sheet as of December 31, 2003. At December 31, 2004, leased coal interests are included within coal and mineral rights in the consolidated balance sheet. Prior year amounts have been reclassified to conform with the current year presentation.

     Statement of Financial Accounting Standards No. 123R “Accounting for Stock-Based Compensation,” revised in 2004, superseded APB No. 25. Awards under our Long Term Incentive Plan have been accounted for on the intrinsic method under the provisions of APB No. 25. FAS 123R, effective for the third quarter of 2005, requires the Partnership to recognize a cumulative effect of the accounting change based on the difference between the fair value of the unvested awards and intrinsic value recorded at the date of adoption. Additionally, FAS 123R provides that grants after the effective date must be accounted for using the fair value method which will require us to estimate the fair value of the grant using the Black-Scholes or another method and charge the estimated fair value to expense over the service or vesting period of the grant. FAS 123R requires that the fair value be recalculated at each reporting date over the service or vesting period of the grant. Use of the fair value method as compared with the intrinsic method, will not change the total expense to be reflected for a grant but it may impact the period in which expense is reflected by increasing expense in one period based upon the fair value calculation and lowering expense in a different period. The Partnership is in the process of evaluating the impact of the adoption of FAS 123R.

     In December 2003, The FASB issued FASB Interpretation No. 46R (“FIN 46R”), a revision to FIN 46 “Consolidation of Variable Interest Entities,” the objective of which was to provide guidance on how to identify a variable interest entity (“VIE”) and to determine when a VIE should be included in a company’s consolidated financial statements. In addition to increasing disclosures, FIN 46R requires a VIE to be consolidated by a company if that company’s variable interest will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns. FIN 46R postponed the effective date for public companies to March 31, 2004, except for certain investee relationships. Adoption of FIN 46R did not have an impact on the Partnership’s consolidated financial position, results of operations or cash flow. However, the Partnership may enter into future transactions that could be accounted for as a VIE pursuant to FIN 46R.

3. Acquisitions

     Clinchfield. In September 2004, the Partnership purchased a tract of coal reserves from Clinchfield Coal Company in Dickenson County, Virginia for $0.4 million. This property adjoins other property the Partnership owns and represents approximately 0.8 million tons (unaudited). The Partnership subsequently combined this property with other properties under an existing lease to a subsidiary of Alpha Natural Resources.

     Pardee Minerals. In May 2004, the Partnership purchased a tract of coal reserves from Pardee Minerals LLC in Wise County, Virginia for $1.6 million. This property adjoins other property the Partnership owns and represents approximately 1.0 million tons (unaudited). As a part of this transaction, the Partnership took an assignment of a coal lease under which a subsidiary of Alpha Natural Resources is the lessee.

     Appolo. In February 2004, the Partnership purchased two tracts of property from Appolo Fuels, Inc. in Bell County, Kentucky for $2.5 million. This property adjoins the properties purchased in the BLC acquisition and represents approximately 2.5 million tons (unaudited). As a part of this transaction, an older below market lease affecting approximately 2.5 million additional tons (unaudited) of adjacent reserves was renegotiated to current royalty rates.

     BLC Properties. In January 2004, the Partnership purchased all of the mineral interests of BLC Properties LLC for $73.0 million. This acquisition included coal, oil and gas and other mineral rights on approximately 270,000 acres (unaudited) that contain approximately 176 million tons of coal reserves (unaudited). The Partnership leases these reserves to eight different lessees. The transaction also included oil and gas and other mineral rights on approximately 205,000 additional acres (unaudited). The properties are located in Kentucky, Tennessee, West Virginia, Virginia, and Alabama. BLC retained a 35% non-participating royalty interest in the oil and gas and other mineral rights.

     The factors used in determining the fair market value of the assets acquired included, but were not limited to, discounted future net cash flows, the quality of the reserves, the probability of continued coal mining on the property, and marketability of the coal

4. Coal and Other Mineral Rights

The Partnership’s coal and other mineral rights consist of the following:

	December 31,	December 31,
	2004	2003
	(In thousands)
Coal and other mineral rights	$634,960	$557,415
Less accumulated depletion and amortization	111,116	82,022

Net book value	$523,844	$475,393

5. Long-Term Debt

Long-term debt consists of the following:

	December 31,	December 31,
	2004	2003
	(In thousands)
$175 million floating rate revolving credit facility, due October 2008	$—	$—
$175 million floating rate revolving credit facility, due October 2005	—	27,000
5.55% senior notes maturing in June 2023	56,700	60,000
4.91% senior notes maturing in June 2018	73,950	80,000
5.55% senior notes maturing June 2013	35,000	35,000

Total debt	165,650	202,000
Less — current portion of long term debt	(9,350)	(9,350)

Long-term debt	$156,300	$192,650

Principal payments due in:

2005	$9,350
2006	9,350
2007	9,350
2008	9,350
2009	9,350
Thereafter	118,900

$165,650

     Under the terms of the Partnership’s senior debt, interest payments are due semi-annually in June and December. Principal payments are due annually in June.

     The Partnership’s obligations under the credit facility are unsecured but are guaranteed by its operating subsidiaries. Indebtedness under the revolving credit facility bears interest, at the Partnership’s option, at either:

•	the higher of the federal funds rate plus an applicable margin ranging from 0.25% to 1.00% or the prime rate as announced by the agent bank; or

•	at a rate equal to LIBOR plus an applicable margin ranging from 1.25% to 2.00%.

     At December 31, 2003, the weighted average interest rate on the outstanding advances was 3.14%. The Partnership incurs a commitment fee on the unused portion of the revolving credit facility at a rate ranging from 0.30% to 0.40% per annum.

     The credit agreement also contains covenants requiring the Partnership to maintain:

•	a ratio of consolidated indebtedness to consolidated EBITDDA (as defined in the credit agreement) of 3.75 to 1.0 for the four most recent quarters; provided however, if during one of those quarters the Partnership has made an acquisition, then the ratio shall not exceed 4.0 to 1.0 for the quarter in which the acquisition occurred and (1) if the acquisition is in the first half of the quarter, the next two quarters or (2) if the acquisition is in the second half of the quarter, the next three quarters; and

•	a ratio of consolidated EBITDDA to consolidated fixed charges (consisting of consolidated interest expense and consolidated lease operating expense) of 4.0 to 1.0 for the four most recent quarters.

     The Partnership also has outstanding $165.6 million in unsecured senior notes which are guaranteed by its operating subsidiaries. Proceeds from the issuance of the senior notes were used to repay borrowings under the Partnership’s revolving credit facility and for related expenses. The terms under the senior notes require that the Partnership maintain a fixed charge coverage ratio of not less than 3.50 to 1.0 and a limit on consolidated debt to consolidated EBITDA of not more than 4.00 to 1.00.

     The Partnership was in compliance with all terms under its long-term debt as of December 31, 2004.

6. Equity Offering

     On March 16, 2004 the Partnership closed a public offering of 5,250,000 common units. The Partnership received net proceeds of $200.4 million from the sale of the 5,250,000 common units. These proceeds were based on an offering price of $39.96 per common unit less underwriting discounts, commissions and offering expenses. In connection with the offering, the Partnership also received a capital contribution of $2.1 million from its general partner.

     The Partnership used the net proceeds of this offering and its general partner’s capital contribution to:

•	repay the $102.5 million of debt under the credit facility; and

•	redeem 2,616,752 common units from Arch Coal for $38.26 per unit ($39.96 offering price, less $1.70 for underwriting discounts and commissions).

7. Related Party Transactions

     Quintana Minerals Corporation, a company controlled by Corbin J. Robertson, Jr., Chairman and CEO of GP Natural Resource Partners LLC, provided certain administrative services to the Partnership and charged it for direct costs related to the administrative services. At December 31, 2004, 2003 and 2002, the Partnership also had accounts payable to affiliates of $0.1 million, which includes general and administrative expense payable to Quintana Minerals Corporation.

     WPP provides certain administrative services to the Partnership and charged it for direct costs related to the administrative services.

     At December 31, 2003, the Partnership had accounts receivable from affiliates of $1.4 million consisting of minimums due from Arch Coal, Inc. At December 31, 2004, accounts receivable from affiliates were less than $0.1 million. In conjunction with the Partnership’s public offering of 5,250,000 common units in 2004, the Partnership redeemed 2,616,752 of the common units held by Arch Coal, Inc. Please see Note 6. As a result of the redemption of Arch Coal’s common units in March 2004, Arch Coal is no longer an affiliate of the Partnership.

Alpha Natural Resources

     First Reserve, which has the right to nominate two members to the board of directors of GP Natural Resource Partners LLC, has a significant interest in Alpha Natural Resources, which was our largest lessee in 2004 based on revenues. We have entered into a number of coal mining leases with Alpha through a combination of new leases entered into upon our purchase of the Alpha properties and through leases we had with entities that Alpha acquired. The leases we have with Alpha or related companies consist of the following properties:

•	VICC/Alpha in Virginia, which contains 362.5 million tons of proven and probable reserves as of December 31, 2004.

•	Kingwood in West Virginia, which contains 17.8 million tons of proven and probable reserves as of December 31, 2004.

•	Welch/Wyoming in West Virginia, which contains 7.5 million tons of proven and probable reserves as of December 31, 2004.

•	Kentucky Land in Kentucky, which contains 20.3 million tons of proven and probable reserves as of December 31, 2004.

     The Alpha leases in general have terms of five to ten years with the ability to renew the leases for subsequent terms of five to ten years, until the earlier to occur of: (1) delivery of notice that the lessee will not renew the lease or (2) all mineable and merchantable coal has been mined. The leases provide for payments to us based on the higher of a percentage of the gross sales price or a fixed minimum per ton of coal sold from the properties, with minimum annual payments. Under the Alpha leases minimum royalty payments are credited against future production royalties.

     Coal royalty revenues payable under these leases based on 2004 production totaled $18.7 million, representing 17.5% of our total coal royalty revenues for the year ended December 31, 2004. If no production had taken place in 2004, minimum recoupable royalties of $4.7 million would have been payable under the leases. At December 31, 2004 we had accounts receivable outstanding of $1.4 million with Alpha Natural Resources.

     We believe the production and minimum royalty rates contained in the Alpha leases are consistent with current market royalty rates.

Foundation Coal Holdings, Inc.

     First Reserve also has a significant interest in Foundation Coal Holdings, Inc. who controls our lessee on our Kingston Property in West Virginia, which contains approximately 7.7 million tons of proven and probable reserves as of December 31, 2004.

     The Kingston lease has a term of ten years with the ability to renew the lease for subsequent terms of five years unless the lessee gives notice it will not renew the lease. The lease provides for payments to us based on the higher of a percentage of the gross sales price or a fixed minimum per ton of coal sold from the properties, with annual minimum payments. Under the Kingston lease minimum royalty payments are credited against future production royalties. We believe the production and minimum royalty rates contained in the Kingston lease are consistent with current market royalty rates.

     Coal royalty revenues payable under the lease based on 2004 production totaled $2.1 million representing 1.9% of our coal royalty revenues for the year ended December 31, 2004. If no production had taken place in 2004, minimum recoupable royalties of $250,000 would have been payable under the lease. At December 31, 2004 we had accounts receivable outstanding of $0.2 million with Foundation Coal Holdings, Inc.

8. Commitments and Contingencies

Legal

     The Partnership is involved, from time to time, in various legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, Partnership management believes these claims will not have a material effect on the Partnership’s financial position, liquidity or operations.

Environmental Compliance

     The operations conducted on the Partnership’s properties by its lessees are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. As owner of surface interests in some properties, the Partnership may be liable for certain environmental conditions occurring at the surface properties. The terms of substantially all of the Partnership’s coal leases require the lessee to comply with all applicable laws and regulations, including environmental laws and regulations. Lessees post reclamation bonds assuring that reclamation will be completed as required by the relevant permit, and substantially all of the leases require the lessee to indemnify the Partnership against, among other things, environmental liabilities. Some of these indemnifications survive the termination of the lease. The Partnership has neither incurred, nor is aware of, any material environmental charges imposed on it related to its properties for the period ended December 31, 2004. The Partnership is not associated with any environmental contamination that may require remediation costs.

9. Incentive Plans

     Prior to the Partnership’s initial public offering, GP Natural Resource Partners LLC adopted the Natural Resource Partners Long-Term Incentive Plan (the “Long-Term Incentive Plan”) for employees and directors of GP Natural Resource Partners LLC and its affiliates who perform services for the Partnership. The compensation committee of GP Natural Resource Partners LLC’s board of directors administers the Long-Term Incentive Plan. Subject to the rules of the exchange upon which the common units are listed at the time, the board of directors and the compensation committee of the board of directors have the right to alter or amend the Long-Term Incentive Plan or any part of the Long-Term Incentive Plan from time to time. Except upon the occurrence of unusual or nonrecurring events, no change in any outstanding grant may be made that would materially reduce the benefit intended to be made available to a participant without the consent of the participant.

     On August 19, 2003, the compensation committee amended the Long-Term Incentive Plan to provide only for the issuance of phantom units that are payable solely in cash. In connection with the amendment to the Long-Term Incentive Plan, the compensation committee terminated all of the existing option grants and issued to all of the holders of terminated options a number of phantom units equivalent in value to the terminated options.

     A phantom unit entitles the grantee to receive the fair market value of a common unit in cash upon vesting. The fair market value is determined by taking the average closing price over the last 20 trading days prior to the vesting date. The compensation committee may make grants under the Long-Term Incentive Plan to employees and directors containing such terms as it determines, including the period over which the phantom units will vest. Phantom units vest upon a change in control of the Partnership, the general partner, or GP Natural Resource Partners LLC. If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s phantom units will be automatically forfeited unless and to the extent the compensation committee provides otherwise.

     GP Natural Resource Partners LLC adopted the Natural Resource Partners Annual Incentive Compensation Plan (the “Annual Incentive Plan”) in October 2002. The Annual Incentive Plan is designed to enhance the performance of GP Natural Resource Partners LLC’s and its affiliates’ key employees by rewarding them with cash awards for achieving annual financial and operational performance objectives. The compensation committee in its discretion may determine individual participants and payments, if any, for each year. The board of directors of GP Natural Resource Partners LLC may amend or change the Annual Incentive Plan at any time. The Partnership reimburses GP Natural Resource Partners LLC for payments and costs incurred under the Annual Incentive Plan.

     In February 2004, the board of directors of GP Natural Resource Partners LLC granted to directors and key employees 55,950 additional phantom units that vest in February 2008. There were 183,537 phantom units outstanding at December 31, 2004. The Partnership accrued expenses to be reimbursed to its general partner of $3.5 million and $2.2 million for the years ended December 31, 2004 and 2003 related to these plans. In connection with the Long-Term Incentive Plans, cash payments of $0.9 million and $0.5 million were paid for the years ended December 31, 2004 and 2003. There were no expenses related to these plans in 2002.

10. Subsequent Events

Distributions

     On January 20, 2005, the Partnership announced a $0.025 per unit increase in its quarterly distributions to $0.6625 per unit, or $2.65 per unit on an annualized basis. The distribution is payable on February 14, 2005 to unitholders of record on February 1, 2005.

Acquisitions

     On January 28, 2005, the Partnership signed a definitive agreement to purchase mineral rights to approximately 85 million tons of coal reserves (unaudited) from Plum Creek Timber Company, Inc. for $22 million. The transaction is subject to customary closing conditions and is expected to close in March. The coal reserves are located on approximately 175,000 acres (unaudited) in Virginia, West Virginia and Kentucky with most of the reserves leased under 29 different leases.